                                                                  EXHIBIT 99.1



         CELERIS CORPORATION LOGO                             NEWS RELEASE
         1801 West End Avenue, Suite 750
       Nashville, Tennessee 37203
     phone: 615.341.0223
  fax: 615.341.0615



FOR IMMEDIATE RELEASE

CONTACT: PAUL R. JOHNSON
         CHIEF FINANCIAL OFFICER
         (615) 341-0223

              CELERIS CORPORATION ANNOUNCES SETTLEMENT OF LAWSUITS

NASHVILLE, Tennessee (October 4, 2000) -- Celeris Corporation (Nasdaq/NM:CRSC) today announced that it has agreed to fully settle its outstanding securities litigation. The settlement terms include $750,000 cash, 100,000 shares of common stock, and warrants to purchase 500,000 shares of common stock at $4.00 per share over the next five years. Based on the current price of the Company's co mmon stock, the settlement is valued at approximately $1.83 million.

        Barbara Cannon, President and Chief Executive Officer of Celeris, commented, "The settlement of these lawsuits represents a significant milestone for the Company. It resolves substantial litigation that we inherited from Summit Medical Systems well over three years ago. Ending the related uncertainty, expense and distraction is a welcome relief."

        Ms. Cannon further commented, "Equally important, we are encouraged to have reached an agreement that does not significantly affect the financial viability of the Company and provides a more stable environment for the Celeris Corporation shareholders going forward. We can now focus all of our energies on positioning the Company for long-term growth and market leadership."

        The settlement has been preliminarily approved by the United States District Court in Minnesota and includes both In Re Summit Medical Systems, Inc. Securities Litigation and Teachers' Retirement System of Louisiana v. Summit Medical Systems, Inc. et al. Following notice to class members, the settlement is subject to final approval by the United States District Court and a fairness hearing scheduled for January 5, 2001.

        Celeris Corporation is a provider of specialty clinical research services and information technology services that expedite and streamline the clinical trial and regulatory submission process for pharmaceutical, medical device and biotechnology manufacturers.

        This press release may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements of intent, belief or current expectations of Celeris Corporation and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Risks and uncertainties that may cause such differences include but are not limited to (1) the possibility that the United States District Court will not grant final approval of the settlement described herein and any of the terms as approved by the United States District Court may be less favorable to the Company; (2) the possibility that the Securities and Exchange Commission's investigation, which is not included in the settlement described herein, will have a material adverse impact on the Company and its financial position, and (3) other factors that could impact operating results including the risk factors detailed in the Company's Securities and Exchange Commission filings.


                                      -END-